30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

November 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:                             Liberty Interactive Corporation

Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-220270)

HSN, Inc.

Amendment No. 2 to Schedule 13E-3 filed by HSN, Inc., Liberty Interactive Corporation, et. al. (File No. 005-84170)

Dear Ms. Ransom,

We hereby electronically file, on behalf of Liberty Interactive Corporation (“Liberty Interactive”), under the Securities Act of 1933, as amended, Amendment No. 3 to its Registration Statement on Form S-4 (as so amended, the “Registration Statement”), originally filed on August 31, 2017, as amended by Amendment No. 1 filed on October 23, 2017 and Amendment No. 2 filed on November 15, 2017, and on behalf of HSN, Inc., under the Securities Exchange Act of 1934, as amended, Amendment No. 2 to the Transaction Statement on Schedule 13E-3, originally filed on October 23, 2017, as amended by Amendment No. 1 filed on November 15, 2017.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive, dated November 21, 2017 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

* * * * *

Amendment No. 2 to Registration Statement on Form S-4

Background of the Merger, page 21

1.                                      Comment: We note your response to comment 2 and the revised disclosure on page 45 stating that neither Allen & Co. nor any other outside third party provided a “fairness opinion, report or appraisal” regarding the transaction.  Notwithstanding the reported absence of a fairness opinion, report or appraisal, please refer to Item 1015(a) of Regulation M-A and disclose whether or not Liberty Interactive received any opinion, report or appraisal that was materially related to the transaction.  In addition, please advise us of the basis upon which you relied to conclude the “strategic advice” that Allen & Co. provided Liberty Interactive regarding “specific deal terms” falls outside the scope of Item 1015.

Response:  We have revised the disclosure on page 45 and page 89 of the Registration Statement in response to the Staff’s comment.

HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger, page 51

2.                                      Comment:  We refer to comment 8 and your revised disclosure on page 56 that the HSNi board considered all of these factors as a whole and concluded that they supported a determination that the proposed merger was advisable, fair to and in the best interests of HSNi and the HSNi stockholders, “including the HSNi stockholders unaffiliated with Liberty Interactive.”  Please refer to Rule 13e-3(a)(4) and Item 1014(a) and revise to state whether HSNi reasonably relieves that the transaction is fair or unfair to the unaffiliated HSNi stockholders, or advise why the quoted reference to “unaffiliated with Liberty Interactive” has been included.

Response:  We have revised the disclosure on page 56 of the Registration Statement in response to the Staff’s comment.

3.                                      Comment:  We refer to comment 6 and your revised disclosures in this section.  Please refer to Item 1014(b) of Regulation M-A and revise to include an analysis of the extent to which, if any, HSNi’s fairness determination is based on the factors cited in Instruction 2 to Item 1014.  To the extent that HSNi relies upon third parties, such as Goldman Sachs and Centerview Partners, to address these factors, HSNi must expressly adopt the advisors’ discussion of these factors.  For guidance, refer to Question 20 in Exchange Act Release 34-17719 (Apr. 13, 1981).  Please also revise the penultimate paragraph on page 87 to clarify the extent to which, if any, Liberty Interactive and Merger Sub based its fairness determination on the factors cited in Instruction 2 and whether they expressly adopt the Goldman Sachs and Centerview Partners reports.

Response:  We have revised the disclosure on page 56 and page 87 of the Registration Statement in response to the Staff’s comment.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:                                Lisa M. Kohl — Securities and Exchange Commission

Courtney Haseley — Securities and Exchange Commission

Gregory J. Henchel — HSN, Inc.

Richard N. Baer — Liberty Interactive Corporation

Greg B. Maffei — Liberty Interactive Corporation

Jonathan Gordon — Baker Botts L.L.P.

Beverly B. Reyes — Baker Botts L.L.P.

George R. Bason, Jr. — Davis Polk & Wardwell LLP

Marc O. Williams — Davis Polk & Wardwell LLP